UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the Fiscal Year Ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from _______________ to _______________

Commission File Number 001-15781

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Berkshire Bank 401(k) Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beacon Financial Corporation
131 Clarendon Street
Boston, Massachusetts 02116

BERKSHIRE BANK 401(k) PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE
Years Ended December 31, 2025 and 2024

TABLE OF CONTENTS

BERKSHIRE BANK 401(k) PLAN

Financial Statements and Supplemental Schedule
Years Ended December 31, 2025 and 2024

The following financial information is submitted herewith:	Page

Report of Independent Registered Public Accounting Firm - PKF O’Connor Davies, LLP	1

Report of Independent Registered Public Accounting Firm - Crowe LLP	2

Statements of Net Assets Available for Benefits
As of December 31, 2025 and 2024	3

Statements of Changes in Net Assets Available for Benefits	4
For the Years Ended December 31, 2025 and 2024

Notes to Financial Statements	5-12

Supplemental Schedule*:
Schedule H, Line 4i – Schedule
of Assets (Held at End of Year) as of December 31, 2025	13

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Plan Participants of
Berkshire Bank 401(k) Plan
Boston, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Berkshire Bank 401(k) Plan (the “Plan”) as of December 31, 2025, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “2025 financial statements”). In our opinion, the 2025 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s 2025 financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the 2025 financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the 2025 financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the 2025 financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the 2025 financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2025 financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the 2025 financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the 2025 financial statements as a whole.

/s/ PKF O’Connor Davies, LLP

We have served as the Plan’s auditor since April 21, 2026.

Harrison, New York
June 25, 2026
PCAOB ID No. 127

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of the Berkshire Bank 401(k) Plan
Pittsfield, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Berkshire Bank 401(k) Plan (the “Plan”) as of December 31, 2024 and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and the change in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Crowe LLP

We served as the Plan's auditor from 2017 to 2025.

Chicago, Illinois
June 27, 2025

BERKSHIRE BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2025 and 2024

	2025	2024

ASSETS
Investments, at fair value	$200,127,772	$180,553,168

Receivables:
Notes receivable from participants	1,976,527	2,195,153
Total receivables	1,976,527	2,195,153

Net assets available for benefits	$202,104,299	$182,748,321

See accompanying notes to financial statements.

BERKSHIRE BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2025 and 2024

	2025	2024

Additions to net assets attributed to:

Investment income:
Dividends and interest	$7,866,457	$7,125,701
Net appreciation in fair value of investments	18,721,535	14,517,787
Total investment income	26,587,992	21,643,488
Other income:
Interest income on notes receivable from participants	165,492	163,520
Total other income	165,492	163,520

Total income	26,753,484	21,807,008

Contributions:
Employer	3,128,076	3,260,369
Participants	7,672,455	7,677,361
Rollover	1,383,235	1,604,397
Total contributions	12,183,766	12,542,127

Total additions	38,937,250	34,349,135

Deductions from net assets attributed to:
Withdrawals and benefits paid to participants	19,421,729	15,978,665
Administrative fees	159,543	157,130
Total deductions	19,581,272	16,135,795

Net increase in net assets available for benefits	19,355,978	18,213,340

Net assets available for benefits at beginning of year	182,748,321	164,534,981

Net assets available for benefits at end of year	$202,104,299	$182,748,321

See accompanying notes to financial statements.

BERKSHIRE BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024
1. DESCRIPTION OF THE PLAN

The Berkshire Bank 401(k) Plan (“the Plan”) was established on April 1, 1993.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

At all times relevant to these financial statements the Plan is a defined contribution plan covering all eligible employees of Berkshire Bank and subsidiaries (the “Bank” or the “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Vanguard Fiduciary Trust Company serves as the Trustee of the Plan. The Vanguard Group (“Vanguard” or the “Custodian”) is the financial advisor, record keeper, and custodian of the Plan.

Of note, on September 1, 2025, the Plan Sponsor merged with three (3) other banks serving adjacent or slightly overlapping markets to those served by the Bank, creating a unified larger institution named Beacon Bank & Trust (“Beacon Bank”). Following the merger and continuing through and including December 31, 2025, the former employees of the Plan Sponsor continued to be eligible to participate exclusively in the Plan and the former employees of the three merger-partner banks that joined with the Bank to form Beacon Bank continued to be exclusively eligible to participate in a separately existing 401(k) plan sponsored by their former employers. From September 1, 2025, through December 31, 2025, no material structural or operational changes were made to the Plan or its employee eligibility criteria. Effective as of January 1, 2026, the separate 401(k) plan for employees of the merger-partner banks merged with and into the Plan, with the Plan being the surviving 401(k) plan. Thereafter, the Plan was renamed the Beacon Bank & Trust 401(k) Plan and eligibility was extended to all employees of Beacon Bank. In light of the foregoing discussion, these financial statements for the Plan cover the full plan year for the Plan from January 1, 2025, to December 31, 2025, without giving any effect to the September 1, 2025 bank merger.

Contributions

Each year, participants may contribute a percent of pretax annual compensation, excluding certain types of restricted compensation, subject to certain limitations as defined by the Plan and the Internal Revenue Code (“IRC”). The maximum participant deferral was $23,500 and $23,000 for the Plan years ended December 31, 2025 and 2024, respectively. In addition, all employees who are eligible to make salary reductions under the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions, as defined by the Economic Growth and Tax Relief Reconciliation Act of 2001. Participants may also contribute rollover amounts representing distributions from other qualified retirement plans and individual retirement accounts. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their rate of contribution each

BERKSHIRE BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2025 and 2024
DESCRIPTION OF THE PLAN (continued)

pay period. Participants are eligible to contribute a percentage of their pretax annual compensation. Berkshire Bank’s 401(k) Plan offers an after-tax Roth option as an additional deferral selection.

The Bank matches a portion of eligible employee contributions. During 2025 and 2024, the Bank matched 100% of eligible employee contributions up to 4% of the participant’s pretax annual compensation.

Plan Eligibility

Employees of the Bank are eligible to participate in the Plan after attaining eighteen years of age and completing ninety days of service.

A break in eligibility service occurs if an employee is not employed for a twelve consecutive month period. If the eligibility requirements had not yet been satisfied and there is a break in eligibility service, periods before the break in service will not be taken into account and the employee will have to satisfy the eligibility requirements following the break in service.

Periods during which an employee has a break in eligibility service will not count against the employee if the employee was absent because the employee was pregnant, had a child or adopted a child, was serving in the military, or provided service during a national emergency and re-employment is protected under federal or state law, and the employee returns to employment within the time required by law. Service credit is given to employees of certain predecessor employers as described in the Plan document for participation and vesting purposes. Employees may join the Plan on the first of the month following the month in which eligibility requirements are satisfied. Rehires may rejoin the Plan on the first day of the month following the month of rehire if they were previous participants of the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Bank’s contributions and the Plan’s investment earnings (losses). Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions into investment options offered by the Plan which include selected mutual funds of Vanguard and other financial advisors, and common shares of Berkshire Hills Bancorp, Inc., the parent company of Berkshire Bank. Participants electing the Vanguard Brokerage Option can transfer vested assets to their brokerage account and invest in additional options beyond the Plan’s core lineup. Employer contributions are invested in each participant’s account according to the participant’s selected allocation. Participants may

BERKSHIRE BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2025 and 2024

DESCRIPTION OF THE PLAN (continued)

change or transfer their investment options at any time via an automated telephone system or the Custodian’s website.

Vesting

Participants are 100% vested in all contributions plus actual earnings thereon.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 per loan up to a maximum amount, which is equal to $50,000 or 50% of their vested account balance, whichever is less. In addition, the $50,000 limit is reduced by the highest outstanding loan balance (of any previous loans made) in the previous twelve months. The loans are secured by the balance in the participant’s accounts and bear interest at The Wall Street Journal prime rate plus one percentage point as of the loan application review date. Interest rates ranged from 4.25% to 9.50% as of December 31, 2025 and December 31, 2024. In general, principal and interest are paid ratably over a period not to exceed five years through regular payroll deductions. Loans used to finance the participant’s principal residence are repaid over a period of time, up to 20 years.

If a participant fails to make a loan repayment by its due date, the total outstanding amount of the loan including any interest that has accrued will be defaulted and deemed a distribution to the participant on the date of default; however, the balance continues to be included in notes receivable from participants until the account balances of the defaulted borrower(s) are distributed from the Plan. There was $45,537 in deemed loans and no loan defaults for the year ended December 31, 2025. There were no deemed loans and no loan defaults for the year ended December 31, 2024.

Payment of Benefits

On termination of service due to death, disability, normal retirement, or attaining age 59½ a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in their account, annual installments, or defer distribution until a later date. If the vested portion of a participant’s account balance is $1,000 or less, and the participant does not provide alternative instructions to the Plan sponsor, this amount is paid as a lump sum distribution as soon as possible following termination, retirement, disability, or to the beneficiary following death.

Participants may request a benefit payment in the case of financial hardship, subject to certain limitations as defined by the Plan.

BERKSHIRE BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2025 and 2024
DESCRIPTION OF THE PLAN (continued)

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations.

Forfeited Accounts

At December 31, 2025 and December 31, 2024, forfeited non-vested accounts totaled $107,884 and $33,863, respectively. A portion of these accounts may be used to reduce future employer contributions.

2. SUMMARY OF ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of Accounting and Use of Estimates

The financial statements of the Plan have been prepared using the accrual basis of accounting. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value reported by the fund at year-end. Investments in Berkshire Hills Bancorp, Inc. common stock and other equities are valued at the closing market price as of the last trade date of the year.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation/(depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The Plan groups assets and liabilities that are measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

BERKSHIRE BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2025 and 2024
SUMMARY OF ACCOUNTING POLICIES (continued)

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses have been recorded at December 31, 2025 and 2024.

Benefits Paid

Benefits are recorded upon distribution.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor as provided by the Plan document. Administrative fees charged to the Plan as shown on the Statements of Changes in Net Assets relate to fees charged to the participants for recordkeeping and information management or participant loan processing that are deducted from their asset balances. Investment related expenses are included in net appreciation/(depreciation) in fair value of investments on the Statements of Changes in Net Assets Available for Benefits.

BERKSHIRE BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2025 and 2024
3. INVESTMENTS, AT FAIR VALUE

The following table summarizes the valuation of the Plan’s investments by the fair value hierarchy levels as of December 31, 2025 and 2024, respectively:

December 31, 2025	Level 1	Level 2	Level 3	Total
Mutual funds	$192,834,167	$—	$—	$192,834,167
Common stock*	6,635,657	—	—	6,635,657
Certificate of deposits*	—	262,091	—	262,091
Money markets*	395,857	—	—	395,857
Total investments	$199,865,681	$262,091	$—	$200,127,772

December 31, 2024	Level 1	Level 2	Level 3	Total
Mutual funds	$173,214,708	$—	$—	$173,214,708
Common stock**	6,696,027	—	—	6,696,027
Certificate of deposits**	—	440,217	—	440,217
Money markets**	202,216	—	—	202,216
Total investments	$180,112,951	$440,217	$—	$180,553,168

* As of December 31, 2025, the VGI Brokerage Option totaled $2,110,325, of which 69% was comprised of common stock, 12% was comprised of certificate of deposits, and 19% was comprised of money markets.
** As of December 31, 2024, the VGI Brokerage Option totaled $1,898,017, of which 66% was comprised of common stock, 23% was comprised of certificate of deposits, and 11% was comprised of money markets.

There were no assets measured at fair value on a non-recurring basis at December 31, 2025 or 2024. There were no transfers between categories during 2025 or 2024.

4. TAX STATUS
The Bank adopted a prototype plan whose most recent opinion letter from the Internal Revenue Service (“IRS”), dated June 30, 2020, stated that the Plan was designed in accordance with applicable sections of the IRC. The Plan Administrator believes the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for years prior to 2022.

The United States Generally Accepted Accounting Principles requires plan management to evaluate tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken

BERKSHIRE BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2025 and 2024
as of December 31, 2025 and December 31, 2024. The Plan has recognized no interest or penalties related to uncertain tax positions.

5. ADMINISTRATION OF PLAN ASSETS

The Plan assets are held by The Vanguard Group, the Custodian of the Plan.

Bank contributions, participant elective deferrals, and participant accounts are held and administered by Vanguard Fiduciary Trust Company, who invests cash received, interest, and dividend income in accordance with participants’ instructions and makes distributions to participants. The Trustee also administers the payment of interest and principal on participants’ loans.

Certain administrative functions are performed by officers or employees of the Bank. No such officers or employees receive compensation for such functions from the Plan.

6. RISKS AND UNCERTAINTIES

The Plan invests in a variety of investment vehicles. Investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. RELATED PARTY AND PARTIES IN INTEREST TRANSACTIONS

The Plan's record keeper, Trustee, and Custodian, as well as the Company and Plan participants, and PKF O’Connor Davies, LLP, the auditor of the Plan’s financial statements, are each a “party-in-interest" to the Plan as defined by ERISA. Certain administrative functions are performed by employees and officers of the Bank for which no compensation was paid from the Plan. For the year ended December 31, 2025, the Bank contributed $3,128,076 to the Plan, of which none was owed to the Plan at December 31, 2025. For the year ended December 31, 2024, the Bank contributed $3,260,369 to the Plan, of which none was owed to the Plan at December 31, 2024. In addition, the Bank paid expenses in connection with the administration of the Plan, totaling $35,691 and $41,629 for the years ended December 31, 2025 and 2024, respectively. Expenses paid by the Plan to the Plan’s record keeper, trustee, and custodian represent party-in-interest transactions.

The Plan has investments in common stock of Berkshire Hills Bancorp, Inc., the parent company of the Bank. At December 31, 2025 and 2024, the Plan held 196,662 shares and 191,444 shares, respectively. At December 31, 2025 and 2024, the stock value was $5,185,990 and $5,442,743, respectively. For the years ended December 31, 2025 and 2024, the purchases of stocks amounted to $396,140 and $418,507, respectively, and sales amounted to $414,162 and $1,119,685, respectively. For the years ended December 31, 2025 and 2024, dividends earned

BERKSHIRE BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2025 and 2024
were $168,563 and $145,577, respectively. For the years ended December 31, 2025 and 2024, realized losses were $7,940 and realized gains were $86,944, respectively. In addition, certain of the investment options are managed by Vanguard. Transactions in such investments qualify as party-in-interest transactions. Notes receivable from participants also qualify as parties-in-interest transactions.

8. ROLLOVER CONTRIBUTIONS

For the year ended December 31, 2025 and 2024, the rollover contributions are made up of contributions from current employees rolling their assets over into the Plan. Current employees have the option to transfer their funds from a previous employer’s retirement plan into the Plan.

9. SUBSEQUENT EVENTS

The Bank has evaluated events subsequent to the date of the Statement of Net Assets Available for Benefits and determined there have not been any other events that have occurred that would require adjustment to or disclosure in the financial statements.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2025 and 2024 to Form 5500:

	December 31,
	2025	2024
Net assets available for benefits per financial statements	$202,104,299	$182,748,321
Less: deemed distributed loans (1)	45,537	—
Net assets available for benefits per Form 5500	$202,058,762	$182,748,321

The following is a reconciliation of the net increase in net assets available for benefits as presented in the statements of changes in net assets available for benefits to Form 5500 for the years ended December 31, 2025 and 2024:

	December 31,
	2025	2024
Net increase in net assets available for benefits
per the financial statements	$19,355,978	$18,213,340
Less: deemed distributed loans (1)	45,537	—
Net increase in net assets available for benefits per Form 5500	$19,310,441	$18,213,340

(1) In the financial statements of the Plan, delinquent loans remain as assets of the Plan. However, for the Form 5500 reporting purposes delinquent loans are removed from plan assets and reported as a benefit paid to a participant. Any loans held by participants that were deemed in previous years where the participant distributes or terminates from the plan in the current year, the balances are applied against the current year’s distribution balance.

BERKSHIRE BANK 401(K) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #: 04-3312097
Three-digit plan number: 002
December 31, 2025

(a)	(b) (c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party and	Cost	Current
	Description of Investment		Value (1)
	Mutual funds:
*	Vanguard Dividend Growth Fund	**	$4,541,349
*	Vanguard Emerging Markets Stock Index Fund Admiral Shr	**	2,424,700
*	Vanguard Federal Money Market Fund	**	7,159,573
*	Vanguard Institutional Index Fund Inst'l Shares	**	23,904,183
*	Vanguard Intermediate-Term Treasury Fund: Adm Shr	**	3,262,096
*	Vanguard International Growth Fund Admiral Shares	**	8,305,880
*	Vanguard Mid-Cap Index Fund Institutional Shares	**	5,524,677
*	Vanguard Selected Value Fund	**	2,421,590
*	Vanguard Short-Term Bond Index Fund Admiral Shares	**	2,119,436
*	Vanguard Short-Term Federal Fund Admiral Shares	**	784,674
*	Vanguard Small-Cap Growth Index Fund: Inst'l Shr	**	6,573,960
*	Vanguard Target Retirement 2020 Fund	**	4,566,117
*	Vanguard Target Retirement 2025 Fund	**	11,707,977
*	Vanguard Target Retirement 2030 Fund	**	14,151,921
*	Vanguard Target Retirement 2035 Fund	**	18,387,542
*	Vanguard Target Retirement 2040 Fund	**	13,302,581
*	Vanguard Target Retirement 2045 Fund	**	9,876,311
*	Vanguard Target Retirement 2050 Fund	**	10,421,172
*	Vanguard Target Retirement 2055 Fund	**	7,152,380
*	Vanguard Target Retirement 2060 Fund	**	3,569,175
*	Vanguard Target Retirement 2065 Fund	**	612,501
*	Vanguard Target Retirement 2070 Fund	**	73,624
*	Vanguard Target Retirement Income	**	4,149,541
*	Vanguard Total Bond Market Index Fund: Inst'l Shr	**	7,135,702
*	Vanguard Total Stock Market Index Fund: Inst'l Shr	**	10,063,734
*	Vanguard U.S. Growth Fund Admiral Shares	**	5,443,922
*	Vanguard Windsor II Fund Admiral Shares	**	5,195,139
	Common Stock:
*	Berkshire Hills Bancorp, Inc. Common Stock	**	5,185,990
	Brokerage account:
*	VGI Brokerage Option	**	2,110,325
	Notes receivable from participants:
*	Participant loans: 4.25% to 9.50%,		1,976,527
	Maturing 4/25/2025 through 1/1/2031
			$202,104,299

* Represents a party-in-interest as defined by ERISA.
** As allowed by ERISA, cost information may be omitted with respect to participant or beneficiary directed investments under an individual account plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Berkshire Bank 401(k) Plan

Date: June 25, 2026	By:	/s/ Jacqueline Courtwright
Jacqueline Courtwright
Executive Vice President, Chief Human Resources Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of PKF O’Connor Davies, LLP
23.2	Consent of Crowe LLP